UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the three months ended March 31, 2016 of Dynagas LNG Partners LP (the "Partnership").

This Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership are intended to identify forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Commission on April 18, 2016.
In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;
•	our continued ability to enter into long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	the anticipated taxation of our Partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.
We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
We make no prediction or statement about the performance of our units.  The various disclosures included in this Report on Form 6-K and in our other filings made with the U.S. Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 1, 2016

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the three month periods ended March 31, 2016 and 2015. Unless otherwise specified herein, references to the "Partnership", "we", "our" and "us" or similar terms shall include Dynagas LNG Partners LP and its wholly owned subsidiaries, references to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "General Partner" are to Dynagas GP LLC. All references in this Report to "BG Group", "Gazprom", "Statoil" and "Yamal" refer to BG Group Plc which was acquired by Royal Dutch Shell plc ("Shell") on February 15, 2016, Gazprom Global LNG Limited, Statoil ASA and Yamal Trade Pte. Ltd., respectively, and certain of their respective subsidiaries or affiliates that are our charterers. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this Report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from the unaudited interim consolidated condensed financial statements included elsewhere in this Report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Report on Form 20-F for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 18, 2016. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Business Overview and Development of the Partnership
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are currently employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third-parties and in connection with such acquisitions, we may enter into additional financing arrangements, refinance existing arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels that we may acquire, and, subject to favorable market conditions we may raise capital through public or private debt or equity offerings of our securities.  There is no guarantee that we will grow or maintain the size of our fleet or the per unit distributions that we intend to pay, or that we will be able to make further vessel acquisitions from our Sponsor or third-parties.
As of June 1, 2016, there were outstanding 20,505,000 common units, 14,985,000 subordinated units, 35,526 general partner units and 3,000,000 Series A Preferred Units. Our Sponsor currently beneficially owns 44.0% of the equity interests (excluding the Series A Preferred Units) in us and 100% of our General Partner, which owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units.  Our common units and the Series A Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbol "DLNG" and "DLNG PR A," respectively.
Securities Offerings
In November 2013, we completed our underwritten initial public offering, or IPO, of 8,250,000 common units, together with 4,250,000 common units offered by our Sponsor, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor.  Our common units trade on the NYSE under the ticker symbol "DLNG."
In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.

In September 2014, we completed our underwritten public offering of $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.  The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19."
In July 2015, we completed our underwritten public offering of 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units, at $25.00 per unit. Our Series A Preferred Units trade on the NYSE under the ticker symbol "DLNG PR A."
Vessel Acquisitions
In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement with our Sponsor in effect at that time.
In September 2014, we completed the acquisition of the Yenisei River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement with our Sponsor in effect at that time.
In December 2015, we completed the acquisition of the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement with our Sponsor in effect at that time.
Each of the vessel acquisitions described above was financed with a combination of the proceeds we received from our equity and debt offerings and our secured credit facilities.
Recent Events
New long-term charters for the Lena River and the Yenisei River
In January 2016, through two of our wholly owned vessel owning subsidiaries, we entered into long-term time charter contracts with Yamal for the employment of two of our modern ice-class 2013-built LNG carriers, the Lena River and the Yenisei River, for the Yamal LNG Project in Northern Russia. The Yenisei River and Lena River charters have an initial term of 15 years, respectively, which may be extended by the charterer for three consecutive periods of five years each, and have one year delivery windows starting January 1, 2019 and June 30, 2019. The Yenisei River time charter contract is subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in its cancellation, in which case we will not receive the contracted revenues thereunder.
New long-term charter for the Ob River
In March 2016, through one of our wholly owned vessel owning subsidiary, we entered into a time charter contract with Gazprom for the employment of the Ob River, for a firm charter period of 10 years. This charter is scheduled to commence in direct continuation of the current charter with Gazprom, which was extended to the second quarter of 2018.
Quarterly Common and Subordinated Unit Cash Distribution
On April 19, 2016, our Board of Directors declared a quarterly cash distribution of $0.4225 per common and subordinated unit in respect of the first quarter of 2016. This cash distribution was paid on May 12, 2016, to all common and subordinated unitholders of record as of May 5, 2016.

Series A Preferred Units Cash Distribution
On April 19, 2016, our Board of Directors also declared a cash distribution of $0.5625 per unit of our Series A Preferred Units for the period from February 12, 2016 to May 11, 2016. This cash distribution was also paid on May 12, 2016 to all Series A Preferred unitholders of record as of May 5, 2016.
Our Sponsor's joint venture activities & Omnibus Agreement Amendment
In August 2015, our Sponsor and two unrelated parties, Sinotrans Shipping LNG Limited and China LNG Shipping (Holdings) Limited entered into a joint venture, pursuant to which they agreed to share in the ownership and operation of five joint venture entities, each of which owns a 172,000 cubic meter ARC7 LNG carrier, currently under construction. Two of our Sponsor's joint venture vessels are scheduled to be delivered in the fourth quarter of 2017 and the remaining three are expected to be delivered in the first quarter of 2019. Following their deliveries, the joint venture vessels are scheduled to operate under long-time charters for the Yamal LNG Project until the fourth quarter of 2045.
The Omnibus Agreement with our Sponsor initially provided us with the right, but not the obligation, subject to certain terms and conditions, to acquire from our Sponsor seven fully winterized LNG carriers, of which we have purchased three such vessels and have the right to acquire the four remaining vessels, which we refer to as the Initial Optional Vessels.  In April 2016, we and our Sponsor amended and restated the Omnibus Agreement to, among other things, provide us with the right, but not the obligation, subject to certain terms and conditions, to acquire our Sponsor's ownership interest (which is currently 49.0%) in each of the five joint venture entities, discussed above, or the Additional Optional Vessels, and to extend the purchase option window period for two of the four remaining Initial Optional Vessels. The Initial Optional Vessels and the Additional Optional Vessels are hereinafter referred to as the Optional Vessels.
Our Fleet and Our Charters
As of June 1, 2016, our fleet consisted of six LNG carriers, or our Fleet, with an average age of 5.8 years. Our vessels are contracted on multi-year time charters with international energy companies such as BG Group, Gazprom, Statoil and Yamal. The contracted revenue backlog of our Fleet as of June 1, 2016, including the Lena River and Yenisei River time charter contracts for the Yamal LNG Project, discussed above, was approximately $1.6 billion with an average remaining contract duration of 10.3 years. The contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that result in lower revenues than our average contract backlog per day.
We have secured multi-year time charter contracts for the six LNG carriers in our Fleet. The following table sets forth additional information about our Fleet and the concluded time charters for the vessels in our Fleet, as of June 1, 2016:
Vessel Name	Year Built	Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	2007	149,700	No	Steam	BG Group	April 2017	May 2017 (1)
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028 (2)
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028
Arctic Aurora	2013	155,000	Yes	TFDE	Statoil	July 2018	Renewal options (3)
Yenisei River	2013	155,000	Yes	TFDE	Gazprom	July 2018	August 2018
					Yamal	2034	2049 (4)
Lena River	2013	155,000	Yes	TFDE	Gazprom	September 2018	October 2018
					Yamal	2034/2035	2049/2050 (4)

(1)	Vessel is chartered to a subsidiary of BG Group. BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreement.
(2)	On March 23, 2016, Gazprom extended the term of the current time charter, on substantially identical terms, until May 2018. Upon expiration of the subject time charter contract, the Ob River is expected to commence employment under a new long-time charter contract with Gazprom, for a firm period of 10 years, further discussed in the "Recent Events" section above.
(3)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.
(4)	The Yenisei River and the Lena River are each contracted to commence employment within one year delivery windows starting January 1, 2019 and June 30, 2019, respectively, under long-term time charter contracts for the Yamal LNG Project, each with an initial term of 15 years, which may be extended by three consecutive periods of five years each. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of June 1, 2016 and for the each of the years ending December 31, 2016, 2017 and 2018:
	2016	2017	2018
No. of Vessels whose contracts expire	—	1	3
Contracted time charter revenues (in millions of U.S. Dollars) (1)	$103.9	$152.1	$103.6
Contracted days	1,278	1,879	1,394
Available Days (2)	1,278	2,115	2,115
Contracted/Available Days	100%	89%	66%

(1)	Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised.
(2)	Assumes 25 scheduled drydocking days for each of the Clean Energy, the Amur River and the Ob River in 2017 and for each of the remaining vessels in our Fleet in 2018.
We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons.  Our inability or the inability of our counterparties, to perform their respective contractual obligations may affect our ability to realize the estimated contractual backlog listed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project for which certain of our vessels are contracted to be employed is delayed, abandoned or not completed for any reason, including but not limited to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.
Operating results
Selected Information
The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet Data, unit and per unit data and Other Financial Data.
Selected Historical Financial Data and Other Operating Information	Three Months Ended March 31,
	2016	2015
STATEMENTS OF INCOME DATA: (In thousands of U.S. dollars, except for unit and per unit data)
Voyage revenues	$42,741	$35,620
Voyage expenses- including related party (1)	(719)	(720)
Vessel operating expenses	(6,356)	(5,491)
General and administrative expenses- including related party	(618)	(537)
Management fees-related party	(1,492)	(1,194)
Depreciation	(7,552)	(5,968)
Operating income	$26,004	$21,710
Interest income	—	34
Interest and finance costs	(8,698)	(6,919)
Other, net	(171)	53
Net Income	$17,135	$14,878
Common unitholders' interest in Net Income	$8,906	$8,578
Series A Preferred unitholders' interest in Net Income	$1,688	$—
Subordinated unitholders' interest in Net Income	$6,509	$6,268
General Partner's interest in Net Income	$32	$32
Earnings per unit (basic and diluted):
Common Unit	$0.43	$0.42
Weighted average number of units outstanding (basic and diluted):
Common units	20,505,000	20,505,000

Selected Historical Financial Data and Other Operating Information	Three Months Ended March 31,
	2016	2015
CASH FLOW DATA:
Net cash from operating activities	$23,641	$26,386
Net cash used in investing activities	(35,616)	—
Net cash from/ (used in) financing activities	$41,678	$(20,101)
FLEET DATA:
Number of vessels at the end of period	6	5
Average number of vessels in operation in period (2)	6.0	5.0
Average age of vessels in operation at end of period (years)	5.6	5.3
Available days (3)	546	450
Fleet utilization (4)	100%	100%

OTHER FINANCIAL DATA:
Cash Distributions per unit (5)	$0.4225	$0.4225
Time Charter Equivalent (in U.S. dollars) (6)	$76,963	$77,556
Adjusted EBITDA (7)	$35,178	$28,066

	March 31, 2016	December 31, 2015
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$56,059	$25,814
Vessels, net	1,030,167	1,036,157
Total assets	$1,130,551	$1,108,103
Total current liabilities	53,533	51,353
Total long-term debt net of deferred financing fees, including current portion	739,316	680,285
Total partners' equity	$368,259	$367,838

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.
(2)	Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3)	Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.
(4)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons other than scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
(5)	Corresponds to a cash distribution of $0.4225 per common and subordinated unit in respect of the first quarter of 2016 and 2015, respectively.
(6)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the three month periods ended March 31, 2016 and 2015 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Three months ended March 31,
	2016	2015
(In thousands of Dollars, except as otherwise stated)
Voyage revenues	$42,741	$35,620
Voyage expenses (1)	(719)	(720)
Time charter equivalent revenues	42,022	34,900
Available days (3)	546	450
Time charter equivalent (TCE) rate (in U.S Dollars)	$76,963	$77,556

(7)    We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.
The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
	Three months ended March 31,
Reconciliation to Net Income	2016	2015
Net Income	$17,135	$14,878
Net interest and finance costs (1)	8,698	6,885
Depreciation	7,552	5,968
Amortization of fair value of acquired time charter	1,807	—
Charter hire amortization	(14)	335
Adjusted EBITDA	$35,178	$28,066

(1)	Includes interest and finance costs and interest income, if any.
Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•	Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•	Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our Fleet changes, our financial results would be affected;
•	Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;
•	Our ability to exercise the options to purchase the Optional Vessels;
•	The timely delivery of the vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterers' obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels currently under construction;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterers' requirements;
•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;
•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense and the timing of required payments of principal;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterers' right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterers' ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.

Results of Operations
Three months ended March 31, 2016 compared to the three months ended March 31, 2015
Voyage revenues
Total voyage revenues increased by $7.1 million, or 20.0%, to $42.7 million during the three months ended March 31, 2016, from $35.6 million in the corresponding period of 2015. The increase in voyage revenues was primarily attributable to the full operation during the three month period ended March 31, 2016 of the Lena River, that we acquired from our Sponsor in late December 2015, as also discussed above. Following this acquisition, our Fleet's revenue generating days increased from 450 days in the three month period ended March 31, 2015, to 546 days in the three month period ended March 31, 2016.
Voyage revenue on cash basis (adjusted for charter hire amortization and amortization of fair value of acquired time charter), increased by $8.6 million, or 23.9%, to $44.5 million in the three months ended March 31, 2016, compared to $36.0 million in the same period of 2015, which was primarily attributable to the growth of our Fleet, as also discussed above.
Voyage expenses- including voyage expenses to related party
Despite the increase in total voyage revenues, our voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager in compensation for its commercial services) did not  materially deviate between the compared periods.
Vessel operating expenses
Vessel operating expenses amounted to $6.4 million, or $11,641 per LNG carrier per day, in the three months ended March 31, 2016, compared to $5.5 million, or $12,202 per LNG carrier per day, in the three months ended March 31, 2015, the increase mainly reflecting the operation of a larger fleet following the acquisition from our Sponsor of the Lena River in December 2015, discussed above.
General and Administrative Expenses- including related party charges
During each of the three month periods ended March 31, 2016 and 2015, we incurred general and administrative expenses of $0.6 million and $0.5 million, respectively. General and administrative expenses are mainly comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
Management fees- related party
For the three month periods ended March 31, 2016 and 2015, management fees charged by our Manager were approximately $1.5 million and $1.2 million, respectively. This 25.0% increase in management fees reflects the increase in Fleet calendar days by 96 days (mainly due to the addition in our Fleet of the Lena River) as well as the 3% annual increase in the daily management fee of our Fleet (from $2,652 to $2,732 per vessel per day) as per the terms of our management agreements in relation to the daily management fee charged in the compared period.
Depreciation
Depreciation expense increased by $1.6 million, or 26.5%, to $7.5 million during the three months ended March 31, 2016, compared to $6.0 million in the corresponding period of 2015. This increase was primarily attributable to $1.5 million in depreciation charges related to the recently acquired Lena River, and to a lesser extent, the increase in calendar days in the three months ended March 31, 2016 and the amortization of other additions in vessels' cost, which in aggregate increased our depreciation expense in the three months ended March 31, 2016 by $76,000.

Interest and finance costs
For the three months ended March 31, 2016 and 2015, interest and finance costs were $8.7 million and $6.9 million, respectively, as both our weighted average outstanding indebtedness and the weighted average interest rate on one of our secured credit facilities were at significantly higher levels in the three month period ended March 31, 2016 compared to the corresponding period in 2015 (increase in weighted outstanding indebtedness from $574.9 million during the three months ended March 31, 2015 to $751.6 million during the three months ended March 31, 2016, whereas, weighted average interest increased from 3.1% in the compared period to 3.6% in the current three month period on our $340 Million Senior Credit Facility).
Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2015. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Commission on April 18, 2016.
Recent Accounting Pronouncements
For information related to recent accounting pronouncements in 2016, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report.
Liquidity and Capital Resources
Our principal sources of funds are our operating cash flows, proceeds from our 2019 Notes, $200 Million Term Loan Facility, $340 Million Senior Credit Facility and our $30 Million Revolving Credit Facility with our Sponsor, and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding potential investments (including the equity portion of investments in the Optional Vessels or other vessels owned by our Sponsor, or other third party acquisitions), funding working capital and maintaining cash reserves against future replacements and capital expenditures and fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.
As of March 31, 2016, we had cash of $79.0 million, which includes our $25.0 million of restricted cash. Our available liquidity of $109.0 million as of March 31, 2016, includes our reported cash of $79.0 million and $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility with our Sponsor due November 2018.
During the three months ended March 31, 2016, we generated net cash from operating activities of $23.6 million, compared to $26.4 million in the same period in 2015. This decrease was exclusively attributable to the effect of variations in operating assets and liabilities between the compared periods that offset the excess operating cash flows that the newly acquired Lena River contributed to our operating results for the quarter.
As of March 31, 2016, we had $746.9 million of outstanding indebtedness under our secured loan facilities and the 2019 Notes, of which $32.5 million, will be amortized within one year. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor. As of March 31, 2016, we were in compliance with all of the covenants contained in our debt agreements.

We may exercise our options under the Omnibus Agreement, as amended and restated, to purchase the Optional Vessels as per the terms set forth therein. To the extent we exercise any of these options, we may incur additional payment obligations. As of the date of this Report, we have not secured any financing in connection with the potential acquisition of any of the remaining Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised.
Based on our current time charter contracts, we anticipate that we will internally generate for a period of at least the next twelve months sufficient cash from operations to fund the operations of our Fleet, including the normal working capital requirements, serve our principal and interest debt scheduled repayments and make at least the required distribution on our Series A Preferred Units and minimum quarterly distribution on our common and subordinated units in accordance with our Partnership Agreement.
Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for drydocking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, time charter hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units or preferred units, which could be dilutive to existing unitholders.
Our Borrowing Activities
For information relating to our secured and unsecured debt, please see Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2015 as filed with the Commission on April 18, 2016, and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report.
Distributions
On January 19, 2016, our Board of Directors approved a quarterly cash distribution in respect of the fourth quarter of 2015 of $0.4225 per common and subordinated unit, or $15.0 million which, on February 12, 2016, was paid to all common and subordinated unitholders of record as of February 5, 2016.

On January 19, 2016, our Board of Directors further declared a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from November 12, 2015, to February 11, 2016. The cash distribution was paid on February 12, 2016 to all Series A preferred unitholders of record as of February 5, 2016.

On April 19, 2016, our Board of Directors approved a quarterly cash distribution, for the first quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on May 12, 2016, was paid to all common and subordinated unitholders of record as of May 5, 2016.

On April 19, 2016, our Board of Directors further declared a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2016, to May 11, 2016. The cash distribution was paid on May 12, 2016 to all Series A preferred unitholders of record as of May 5, 2016.

Cash Flows
The following table summarizes our net cash flows from/ (used in) operating, investing and financing activities and our cash and cash equivalents for the three month periods ended March 31, 2016 and 2015:
	Three months ended March 31,
	2016	2015
	(in thousands of U.S. dollars)
Net cash from operating activities	$23,641	$26,386
Net cash used in investing activities	(35,616)	—
Net cash from/ (used in) financing activities	41,678	(20,101)
Cash and cash equivalents at beginning of period	24,293	11,949
Cash and cash equivalents at end of period	$53,996	$18,234

Operating Activities
Net cash from operating activities amounted to $23.6 million for the three months ended March 31, 2016, compared to $26.4 million for the same period in 2015. Despite the fact that the newly acquired Lena River contributed $5.6 million to our net cash provided from operating activities in the three months ended March 31, 2016, such increase was entirely offset mainly by the decrease by approximately $8.0 million in revenue pre-collections and, at a lesser extent, due to the negative effect of other variations in operating assets and liabilities between the compared periods.
Investing activities
Net cash used in investing activities was $35.6 million for the three months ended March 31, 2016. Such amounts mainly comprised of (i) the $35.0 million interest free credit financing repaid to our Sponsor early in 2016, representing the Lena River acquisition transaction balance due at that date and (ii) other payments related to capital expenditures for our Fleet vessels that approximated the amount of $0.6 million.

No cash was used in investing activities during the three month period ended March 31, 2015.

Financing activities
Net cash from financing activities was $41.7 million for the three months ended March 31, 2016, comprised of the balance proceeds of $66.7 million drawn under our $200 Million Term Loan that we entered into in December 2015 to partially finance the Lena River acquisition, a part of which was used to repay the unsettled amounts due to the Sponsor in connection with the subject acquisition (see "Investing Activities" above), which were offset by (i) distributions paid to our unitholders during the period of $16.7 million —see "Distributions" above, (ii) payment of $8.1 million of regular principal installments under our secured loan facilities, and (iii) $0.2 million in other minor payments of deferred finance costs in connection with our entering into the $200 Million Term Loan Facility and the issuance of the Series A Preferred Units.

Net cash used in financing activities was $20.1 million for the three months ended March 31, 2015, comprised of (i) distributions paid to our unitholders during the period of $15.0 million, (ii) payment of $5.0 million of regular principal installments under our $340 Million Senior Credit Facility and (iii) $0.1 million of deferred finance costs and other filing costs paid during the respective three month period in connection with the Notes we issued in September 2014 and the F-3 shelf registration statement we filed with the Securities and Exchange Commission in December 2014.

Contractual Obligations
The following table sets forth our contractual obligations and their maturity as of March 31, 2016:
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long Term Debt (1)	$746,875	$32,500	$65,000	$649,375	$-
Interest on long term debt (1)	127,080	32,320	61,275	33,485	-
Management fees & commissions payable to the Manager (2)	50,425	8,253	15,519	14,073	12,580
Executive Services fee (3)	1,607	611	996	-	-
Administrative Services fee (4)	40	40	-	-	-
Total	$926,027	$73,724	$142,790	$696,933	$12,580

(1)	Our long-term bank debt outstanding as of March 31, 2016, bears variable interest at a margin over LIBOR. The calculation of interest payments on our variable interest bearing debt securities has been made assuming interest rates based on the 3-month period LIBOR, the LIBOR specific to our secured loan agreements as of March 31, 2016 and our applicable margin rate.
(2)	Under the terms of the management agreements, we currently pay a management fee of $2,732 per day which is subject to an annual increase of 3% and further annual increases, if any, to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.
(3)	On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1355, the EURO/USD exchange rate as of March 31, 2016 and does not include any incentive compensation which our Board of Directors may agree to pay.
(4)	On December 30, 2014 and with effect from the IPO closing date, we entered into an Administrative Services Agreement with our Manager, according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by the Manager as per the provisions of the agreement.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED) AND DECEMBER 31, 2015

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of March 31, 2016 (unaudited) and December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit data)

	Note	March 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$53,996	$24,293
Trade receivables		127	103
Prepayments and other assets		584	610
Inventories		418	348
Due from related party	3	934	460
Total current assets		56,059	25,814

FIXED ASSETS, NET:
Vessels, net	4	1,030,167	1,036,157
Total fixed assets, net		1,030,167	1,036,157
OTHER NON CURRENT ASSETS:
Restricted cash	5	25,000	25,000
Due from related party	3	1,350	1,350
Above-market acquired time charter contract	7	17,975	19,782
Total assets		$1,130,551	$1,108,103

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	5	$31,637	$27,467
Trade payables		5,870	4,935
Due to related party, current	3	214	230
Accrued liabilities		3,723	3,595
Unearned revenue		12,089	15,126
Total current liabilities		53,533	51,353
NON-CURRENT LIABILITIES:
Deferred revenue		1,080	1,094
Due to related party, non-current	3	—	35,000
Long-term debt, net of current portion and deferred financing fees	5	707,679	652,818
Total non-current liabilities		708,759	688,912

Commitments and contingencies	8	—	—
PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 20,505,000 units issued and outstanding as at March 31, 2016 and December 31, 2015)	9	303,197	302,954
Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at March 31, 2016 and December 31, 2015)	9	73,216	73,216
Subordinated unitholders (14,985,000 units issued and outstanding as at March 31, 2016 and December 31, 2015)	9	(8,249)	(8,427)
General Partner (35,526 units issued and outstanding as at March 31, 2016 and December 31, 2015)	9	95	95
Total partners' equity		368,259	367,838

Total liabilities and partners' equity		$1,130,551	$1,108,103
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Condensed Consolidated Statements of Income
For the three month periods ended March 31, 2016 and 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Three months ended March 31,
	Note	2016	2015
REVENUES:
Voyage revenues		$42,741	$35,620
EXPENSES:
Voyage expenses (including related party)		(719)	(720)
Vessel operating expenses		(6,356)	(5,491)
General and administrative expenses (including related party)		(618)	(537)
Management fees-related party	3	(1,492)	(1,194)
Depreciation	4	(7,552)	(5,968)

Operating income		$26,004	$21,710

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(8,698)	(6,919)
Interest income		—	34
Other, net		(171)	53

Total other expenses		(8,869)	(6,832)

Partnership's Net Income		$17,135	$14,878
Common unitholders' interest in Net Income		$8,906	$8,578
Preferred unitholders' interest in Net Income		$1,688	$—
Subordinated unitholders' interest in Net Income		$6,509	$6,268
General Partner's interest in Net Income		$32	$32
Earnings per unit, basic and diluted:	10
Common unit (basic and diluted)		$0.43	$0.42
Weighted average number of units outstanding, basic and diluted:	10
Common units		20,505,000	20,505,000

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2016 and 2015
(Expressed in thousands of U.S. Dollars)

		Three months ended March 31,
	Note	2016	2015
Cash flows from Operating Activities:
Net income:		$17,135	$14,878
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,552	5,968
Amortization of deferred financing fees	11	489	385
Deferred revenue amortization		(14)	335
Amortization of fair value of acquired time charters	7	1,807	—
Changes in operating assets and liabilities:
Trade receivables		(24)	(116)
Prepayments and other assets		26	(237)
Inventories		(70)	32
Due from/to related party		(489)	(51)
Trade payables		138	416
Accrued liabilities		128	(157)
Unearned revenue		(3,037)	4,933
Net cash provided by Operating Activities		23,641	26,386

Cash flows from Investing Activities:
Vessel Acquisitions	3(c)	(35,616)	—
Net cash used in Investing Activities		(35,616)	—

Cash flows from Financing Activities:
Payment of preferred units issuance costs and other filing costs		(119)	(65)
Distributions declared and paid		(16,714)	(15,026)
Proceeds from long-term debt		66,667	—
Repayment of long-term debt		(8,125)	(5,000)
Payment of deferred finance fees		(31)	(10)
Net cash provided by/(used in) Financing Activities		41,678	(20,101)

Net increase in cash and cash equivalents		29,703	6,285
Cash and cash equivalents at beginning of the period		24,293	11,949
Cash and cash equivalents at end of the period		$53,996	$18,234

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
1.	Basis of Presentation and General Information:
Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") was incorporated as a limited Partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18 2013, the Partnership successfully completed its initial public offering (the "IPO") on the NASDAQ Global Select Market, whereas, on December 29, 2014, the Partnership's common units ceased trading on NASDAQ and, on December 30, 2014, commenced trading on the New York Stock Exchange (NYSE).

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification liquefied natural gas ("LNG") carrier vessels and is the sole owner of all outstanding shares or units of the following subsidiaries as of March 31, 2016:

Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date to Partnership	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	September 2014	2013	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	December 2015	2013	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Purpose of incorporation
Quinta Group Corp. ("Quinta")	Nevis	Holding company that owns all of the outstanding capital stock of Pegasus.
Pelta Holdings S.A. ("Pelta")	Nevis	Holding company that owns all of the outstanding capital stock of Lance.
Dynagas Equity Holding Limited ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding capital stock of Quinta, Pelta, Seacrown, Fareastern, Navajo, Solana and Arctic LNG.
Dynagas Operating GP LLC. ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company, in which the Partnership holds 100% membership interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP. ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds 100% percentage interests.
Dynagas Finance Inc. ("Dynagas Finance")	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd. ("Arctic LNG")	Marshall Islands	Wholly owned subsidiary of Dynagas Equity that currently has no operations in place nor is it engaged in any other activities.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
1.	Basis of Presentation and General Information (continued):
The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. ("Dynagas" or the "Manager"), a related company, wholly owned by Mr. George Prokopiou, the Partnership's Chairman of the Board of Directors (Note 3(a)).

As of March 31, 2016, Dynagas Holding Ltd. ("Dynagas Holding" or the "Sponsor"), an entity beneficially owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder, and his close family members, held 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% General Partner interest retained by it, as the General Partner is as well owned and controlled by the Partnership's Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or "SEC") for interim financial reporting. The unaudited interim consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2015 and footnotes thereto included in its Annual Report on Form 20-F, filed with the SEC on April 18, 2016. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements for the periods presented.  Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:
A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on April 18, 2016. There have been no material changes to these policies in the three month period ended March 31, 2016.
During the three month periods ended March 31, 2016 and 2015, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer		2016	2015
	A	67%	43%
	B	17%	37%
	C	16%	20%
		100%	100%

On January 1, 2016, the Company adopted Accounting Standards Update (ASU) 2015-02 Consolidation (Topic 810),Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, affects all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren't considered variable interest entities ("VIEs") but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.

On January 1, 2016, the Company adopted ASU 2015-06 Effects of Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. The amendments in this Update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business for periods before the date of a dropdown of net assets accounted for as a common control transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The adoption of this update had no impact on the Company's results of operations, cash flows and net assets for any period.
Recent Accounting Pronouncements:
ASU 2014-15: In August 2014, FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The guidance is effective for annual periods ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of assessing the impact of the new standard on the Partnership's consolidated financial position and performance.
ASU 2015-11: In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today's lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Entities that use LIFO or RIM will continue to use existing impairment models. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance must be applied prospectively after the date of adoption.  Management is in the process of assessing the impact of the new standard on the Partnership's consolidated financial position and performance.
ASU 2015-14: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. Furthermore, in March 2016, April 2016 and May 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, respectively, which clarify the guidance in ASU 2014-09. The amendments in these updates have the same effective date and transition requirements as the original standard.Based on current circumstances, the adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows. The Partnership will evaluate the impact that ASU 2014-09 and related amendments might have on its future consolidated financial statements, if relevant circumstances arise.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. More precisely, the amendments in this Update i) require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee), ii) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, iii) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities, iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and v) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments to the FASB Accounting Standards Codification prescribed in this Update are not expected to have a material effect on the Partnership's future financial position.
ASU 2016-02: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease.
Lessee accounting: A short term lease is defined in the ASU as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  The lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with all of the following: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option; and periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
For short term leases, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. Leases not considered short term - For all other leases, the lessee will be required to recognize the following at the commencement date of the lease: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. Reasonably certain is a high threshold that is consistent with and intended to be applied in the same way as the reasonably assured threshold in the current leases guidance. In addition, a lessee (and a lessor) should exclude most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.
Consistent with current guidance, the recognition, measurement and presentation in the statements of income and cash flows will depend on the lease's classification as finance or operating lease. For finance leases, a lessee is required to recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of income; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases, a lessee is required to recognize a single lease cost in the statement of income (which will include both the amortization of the right-of-use asset and the "interest" element associated with the lease liability), calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and classify all cash payments within operating activities in the statement of cash flows.
Lessor accounting: Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows.
3.	Transactions with related parties:
During the three month periods ended March 31, 2016 and 2015, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated financial statements:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3.            Transactions with related parties (continued):

	Three months ended March 31,
	2016	2015
Included in voyage expenses
Charter hire commissions (a)	$556	$448

Included in general and administrative expenses
Executive services fee (d)	$147	$156
Administrative services fee (e)	$30	$30

Management fees-related party
Management fees (a)	$1,492	$1,194

As of March 31, 2016 and December 31, 2015, balances with related parties consisted of the following:

	Period/Year ended
	March 31, 2016	December 31, 2015
Assets:
Working capital advances granted to the Manager (a)	$934	$460
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$147	$—
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$37	$200
Total liabilities due to related party, current	$214	$230
Credit financing balance due to Sponsor (c)	$—	$35,000
Total liabilities due to related party, non-current	$—	$35,000
(a) Dynagas Ltd.

The Partnership's vessels have entered into vessel management agreements with Dynagas, a company beneficially owned by the Partnership's Chairman. Pursuant to the terms of these agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2,500, for a period beginning upon vessel's delivery and until the termination of the agreement. The management agreements initially terminate on December 31, 2020 and shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries.  Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's conflicts committee. Under the terms of the management agreements, the Manager charges the

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3.            Transactions with related parties (continued):

Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.

For the three month periods ended March 31, 2016 and 2015, each vessel was charged with a daily management fee of $2.732 and $2.652, respectively. During the three month periods ended March 31, 2016 and 2015, management fees under the vessel management agreements amounted to $1,492 and $1,194, respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.

The management agreements also provide for:

(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses.

The agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager. As of March 31, 2016, based on the maximum period prescribed in the management agreements and the basic daily fee in effect during the three months ended March 31, 2016, such termination fee would be approximately $29.9 million.

The management agreements also provide for an advance equal to three months daily management fee. In the case of termination of the management agreements, prior to their eight year term, by any reason other than the Manager's default, the advance is not refundable. Such advances as of March 31, 2016 and December 31, 2015, amounted to $1,350 and are separately reflected in Non-Current Assets as Due from related party in the accompanying unaudited interim consolidated balance sheets.

In addition, the Manager performs payments for operating expenses with funds provided by the Partnership. As of March 31, 2016 and December 31, 2015, amounts of $934 and $460, respectively, were due from the Manager in relation to these working capital advances granted to it.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The facility may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of March 31, 2016 and December 31, 2015.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

On December 21, 2015, the Partnership completed the third dropdown from its Sponsor and acquired 100% of the ownership interests in the entity that owns and operates the Lena River, for an aggregate purchase price of $240.0 million. As part of this transaction, the Partnership acquired the Lena River and the related time charter. All of the other assets and liabilities relating to the Sponsor entities that owned the respective vessels did not form part of the purchase price and remained with entities associated with the seller entities. Following the Partnership's Annual General Meeting in October 2014, the respective transaction was no

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3.            Transactions with related parties (continued):
longer accounted for as a common control transaction, instead, the value of the asset and the time charter acquired were accounted for as an asset acquisition.
At the closing date of the transaction, the Sponsor provided a $35.0 million interest free credit financing to the Partnership in respect of unsettled amounts in connection with the acquisition, which should be repaid by the Partnership on the first business day falling 180 after the delivery of the vessel or at any earlier date at the Partnership's option. The Lena River acquisition transaction balance due to Sponsor as of December 31, 2015, was repaid early in January 2016, from the $66.7 million remaining available funds drawn at the credit financing repayment date under a $200 million senior term loan facility, dated December 17, 2015, (the "$200 Million Term Loan Facility"), the initial proceeds of which were drawn in December 2015 in order to partially finance the respective acquisition (Note 5).
On April 12, 2016, the Partnership and its Sponsor entered into an amended and restated Omnibus Agreement to the initial agreement concluded at the time of completion of the Partnership's IPO, which is hereinafter referred to as the Amended Omnibus Agreement. The Amended Omnibus Agreement, among others, sets out i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of the Partnership's option to acquire the Optional Vessels (as defined in the Omnibus Agreement), including the Partnership's right to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the "Additional Optional Vessels"), currently under construction,  iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and, iv) the Sponsor's provisions of certain indemnities to the Partnership.
As of March 31, 2016, the Partnership still retained the legal right to purchase from its' Sponsor four Optional Vessels, wholly owned by it, whereas, upon the execution of the Amended Omnibus Agreement, it has been also granted with the right, but not the obligation, to acquire from its Sponsor its ownership interest in the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the Amended Omnibus Agreement.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538 per annum (or $611 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1355 at March 31, 2016), payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier.

(e) Administrative Services Agreement

On December 30, 2014 and effective as of the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
4.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2015	$1,165,645	$(129,488)	$1,036,157
—Other additions to vessels' cost	1,562	—	1,562
—Depreciation	—	(7,552)	(7,552)
Balance March 31, 2016	$1,167,207	$(137,040)	$1,030,167
On December 17, 2015, the Partnership entered into a Share Purchase Agreement with its Sponsor for the acquisition of one 2013 built 155,000 cubic meter (cbm) ice class LNG carrier with a time charter attached, the Lena River, for an aggregate purchase price of $240.0 million, $220.0 million of which related to the value of the vessel acquired. The vessel was delivered to the Partnership on December 21, 2015 (Note (3(c)).
As of March 31, 2016, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Partnership's debt financing outstanding as of that date, further discussed in Note 5.
5.	Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

		Period/ Year Ended
Debt instruments	Borrowers-Issuers	March 31, 2016	December 31, 2015

$340.0 Million Credit Facility	Pegasus-Lance-Seacrown-Fareastern	300,000	305,000
$250.0 Million Senior Unsecured Notes	Dynagas Partners– Dynagas Finance	250,000	250,000
$200 Million Term Loan Facility	Navajo- Solana	196,875	133,333
Total debt		$746,875	$688,333
Less deferred financing fees		(7,559)	(8,048)
Total debt, net of deferred finance costs		$739,316	$680,285
Less current portion, net of deferred financing fees		$(31,637)	$(27,467)
Long-term portion		$707,679	$652,818

$340 Million Senior Secured Revolving Credit Facility

On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "$340 Million Credit Facility") with an affiliate of Credit Suisse for $340.0 million to refinance the $214.1 million outstanding under a previous credit facility with the same lender and to fund a portion of the purchase price for the Arctic Aurora acquisition. The $340 Million Credit Facility is guaranteed by the Partnership, Dynagas Equity and Dynagas Operating and is secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5.	Long-Term Debt (continued):
The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.

$250 Million Senior Unsecured Notes due 2019
On September 15, 2014, the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019, (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

$200 Million Term Loan Facility

On December 17, 2015, Navajo and Solana, wholly owned subsidiaries of the Partnership, entered, on a joint and several basis, into a facility agreement with a group of lenders (ABN AMRO N.V., KFW IPEX-Bank GMBH and DNB ASA), with ABN Amro NV acting as agent, for a senior secured term loan facility of up to
$200.0 million (the "$200 Million Term Loan Facility"), to partially finance the Lena River acquisition, further discussed in Note 3(c), and for working capital purposes. The financing agreement has a five year maturity profile and is split in two vessel tranches, one for each of the vessels owned by Navajo and Solana, respectively, with each tranche being for a maximum $100.0 million. The $200 Million Term Loan Facility bears interest at LIBOR plus a margin. Each tranche is repayable in 20 consecutive quarterly installments of approximately $1.56 million each and a balloon payment of $68.8 million at maturity, such balloon payment and regular installments to be reduced pro-rata for a tranche of less than $100 million. On December 21, 2015, in connection with the Lena River acquisition, the Partnership drew down $133.3 million from the $200 Million Term Loan Facility, or $66.65 million per borrowing entity, being the first out of two advances of both vessel tranches. On January 5, 2016, the Partnership drew down the $66.7 million available undrawn commitments, or the second advance of both vessel tranches of the $200 Million Term Loan Facility. Of these amounts, $35.0 million were used at the same date to repay in full the credit financing provided by the Sponsor to the Partnership to acquire the Lena River (Note 3(c)).The $200 Million Term Loan Facility is unconditionally and irrevocably guaranteed by Dynagas Partners and is secured, amongst other, by a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.

Debt Covenants
The Partnership's debt arrangements contain customary financial and other covenants that require the Partnership to maintain:

•	a maximum ratio of total consolidated liabilities of the Partnership's consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	certain levels of consolidated minimum liquidity;
•	a maximum ratio expressed as a percentage of total borrowings to total book assets;
•	a certain minimum net worth level; and
•	a minimum asset coverage ratio, being the ratio of the aggregate of the vessels' market values and

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5.	Long-Term Debt (continued):
the net realizable value of any additional security over the outstanding amount of the facility.
The $200 Million Term Loan Facility imposes certain additional cash related restrictions that require the borrowing entities to maintain certain minimum liquidity levels on a per vessel basis and to maintain and transfer funds to designated accounts for each vessel.
The Partnership's debt arrangements further include other customary restrictions that prohibit the Partnership from declaring or making any distributions if an event of default occurs and which further require, the Partnership's Sponsor to own, directly or indirectly, minimum voting interests in the Partnership.
As of March 31, 2016, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.
The annual principal payments for the Partnership's outstanding debt arrangements as at March 31, 2016, required to be made after the balance sheet date were as follows:

Period/Year ending December 31,	Amount
2016 (April to December 2016)	$24,375
2017	32,500
2018	32,500
2019	282,500
2020	170,000
2021 and thereafter	205,000
Total long term debt	$746,875

The Partnership's weighted average interest rate on its long-term debt for the three month periods ended March 31, 2016 and  2015, was 4.3% and 4.5%, respectively.
Total interest incurred on long-term debt for the three month periods ended March 31, 2016 and 2015, amounted to $8,184 and $6,442, respectively and is included in Interest and finance costs (Note 11) in the accompanying unaudited interim condensed consolidated statements of income.
Commitment fees incurred in the three months ended March 31, 2016 and 2015, amounted to $2 and $nil, respectively. Such fees are included in Interest and finance costs (Note 11) in the accompanying unaudited interim condensed consolidated statements of income.
6.	Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
▪	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $933 as of March 31, 2016, compared to its carrying value of $1,350.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
6.            Fair Value Measurements (continued):

▪	Long-term debt, restricted cash: The fair value of the loan facilities and associated restricted cash discussed in Note 5 approximate their recorded value due to the variable interest rates payable. The Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $201.3 million as of March 31, 2016, compared to its carrying value of $250.0 million.
A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;
Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
7.	Time charters acquired:
In December 2015, upon the acquisition of the Lena River (Note 3(c)), the Partnership paid in excess the value of the attached acquired time charter contract. As a result, the Partnership recognized an intangible asset of $20,000 which represents the fair value of the favorable time charter acquired, at the time of acquisition.

For the three months ended March 31, 2016, the amortization of the above market acquired time charter related to the Lena River acquisition amounted to $1,807 and is included in Voyage revenues in the accompanying unaudited interim consolidated statements of income. The unamortized portion of the respective intangible asset as of March 31, 2016, amounting to $17,975, is presented under "Above-market acquired time charter contract" in the accompanying balance sheet and will be amortized to revenues through the expected remaining term of the respective charter contract as follows:

Period/Year ending December 31,	Amount
2016	$5,460
2017	7,247
2018	5,268
Total	$17,975

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
8.            Commitments and Contingencies:

(a) Long-term time charters:

In January 2016, the Partnership, through its wholly owned vessel owning subsidiaries, entered into long-time charter contracts with Yamal Trade Pte. ("Yamal") for the employment of the Lena River and the Yenisei River. Each of the new charters has an initial term of 15 years, which may be extended by the charterer for three consecutive periods of up to five years each. The charter parties provide for a daily charter hire rate, comprised of a fixed "capex element" and a variable "opex element". In each successive year, the opex element will be subject to adjustment, based on the vessel's budgeted operating expenditures for the relevant year. The vessels are expected to commence employment between January 1, 2019 and June 30, 2020. Each of these time charter contracts is subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation before or after the charter term commences, in which case the Partnership will not receive the contracted revenues thereunder.
Further, in March 2016, the Partnership, through one of its wholly owned vessel owning subsidiaries, entered into a time charter contract with Gazprom Marketing and Trading Singapore Pte. Ltd., an affiliate of Gazprom Global LNG Limited, for the Ob River, for a firm charter period of 10 years. Concurrently with the entering into the new Ob River charter, the Partnership amended its existing charter for the Ob River, to extend its firm duration from the third quarter of 2017 to the second quarter of 2018, on identical terms, at which time the New Ob River Charter will take effect.
The Partnership's future minimum contractual charter revenues under its long-term time charter contracts as of March 31, 2016, gross of brokerage commissions, including the above discussed charters for the Lena River and the Yenisei River with Yamal and without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Period/ Year ending December 31,	Amount
2016 (period)	$134,186
2017	155,934
2018	103,558
2019	85,545
2020	99,417
2021 and thereafter	1,030,861
Total	$1,609,501

(b) Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
8.	Commitments and Contingencies (continued):

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $20,119. For vessel administrative and technical management fees the Partnership currently pays a daily management fee of $2.7 per vessel (Note 3(a)). Such management fees for the period from April 1, 2016 to the expiration of the agreements on December 31, 2020, adjusted annually for 3% inflation as per agreement, are estimated to be $30,305 and are analyzed as follows:

Period/ Year ending December 31,	Amount
2016 (period)	$4,507
2017	6,162
2018	6,347
2019	6,537
2020	6,752
Total	$30,305
9.	Partners' Equity:
(a)	Initial Public Offering: On November 18, 2013, the Partnership completed its initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Market and raised net proceeds of $136.9 million. Concurrently with the sale of the Partnership's common units and at the same price per unit, the Sponsor sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

(b)	Common Units Offering: On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 common units, including the full exercise of the underwriters' over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.5 million, after deducting the underwriting discount of $4.7 million and offering expenses incurred of $0.6 million. No other common units offerings occurred since then.

(c)	Preferred Units Offering: On July 20, 2015, the Partnership concluded an underwritten public offering of the 3,000,000 Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received from this offering $72.3 million, net of underwriting discount of $2.4 million and offering expenses incurred of $0.3 million and used those proceeds to finance the Lena River acquisition (Note 3(c)).

As of March 31, 2016, the Partnership had 20,505,000 common units, 14,985,000 subordinated units, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.
Common, Subordinated and General Partner Units Distributions: The partnership agreement provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
9.	Partners' Equity (continued):

operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:

•	first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters
•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount

Thereafter, the percentage allocations of the additional available cash from operating surplus among the unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are as follows:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution.

General Partner Distributions: During the three months ended March 31, 2016 and 2015, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $32.

Preferred Units Distributions: Distributions on the Series A Preferred Units are cumulative from the date of original issue and will be payable quarterly on February 12, May 12, August 12 and November 12, of each year, commencing November 12, 2015, subject to the discretion of the Partnership's Board of Directors. Distributions will be payable out of amounts legally available at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the issuer's option, out of amounts legally available thereof, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

The Series A Preferred Units represent perpetual equity interests in the Partnership and, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to payment of distributions. The Series A Preferred Units rank junior to all of the Partnership's indebtedness.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
9.	Partners' Equity (continued):

On January 19, 2016, the Partnership's Board of Directors approved a quarterly cash distribution in respect of the fourth quarter of 2015 of $0.4225 per common and subordinated unit, or $15.0 million which, on February 12, 2016, was paid to all unitholders of record as of February 5, 2016.

On January 19, 2016, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2015, to February 11, 2016. The cash distribution was paid on February 12, 2016 to all Series A preferred unitholders of record as of February 5, 2016.
10.	Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common, subordinated and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 9 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings.
The calculations of the basic and diluted earnings per common unit are presented below:
	Three Months Ended March 31,
	2016	2015
Partnership's Net income	$17,135	$14,878
Less:
Net Income attributable to preferred unitholders	1,688	—
Net Income attributable to subordinated unitholders	6,509	6,268
General Partner's interest in Net Income	32	32
Net income attributable to common unitholders	$8,906	$8,578
Weighted average number of common units outstanding, basic and diluted	20,505,000	20,505,000
Earnings per common unit, basic and diluted	$0.43	$0.42
11.	Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Three months ended March 31,
	2016	2015
Interest expense (Note 5)	$8,184	$6,442
Amortization of deferred financing fees	489	385
Commitment fees (Note 5)	2	—
Other	23	92
Total	$8,698	$6,919

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
12.	Subsequent Events:
(a)	First quarter of 2016 common and subordinated units distribution: On April 19, 2016, the Partnership's Board of Directors approved a quarterly cash distribution, for the first quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on May 12, 2016, was paid to all unitholders of record as of May 5, 2016.

(b)	Quarterly Series A Preferred Units distribution: On April 19, 2016, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2016 to May 11, 2016. The cash distribution was paid on May 12, 2016 to all Series A preferred unitholders of record as of May 5, 2016.

(c)	Omnibus Agreement Amendment: On April 12, 2016, the Partnership and its Sponsor entered into an amended and restated Omnibus Agreement mainly to i) grant the Partnership with the right to acquire the Sponsor's minority ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier, currently under construction, and ii) extend the purchase option period for two of the Sponsor's four remaining Optional Vessels to March 31, 2017 (Note 3(c)).